SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)
Myers Industries, Inc.

(Name of Issuer)

Common Stock, no par value	628464109

(Title of class of securities)	(CUSIP number)
Megan L. Mehalko, Benesch, Friedlander, Coplan & Aronoff LLP
200 Public Square, Suite 2300, Cleveland, Ohio 44114, (216) 363-4500

(Name, address and telephone number of person authorized to receive notices and communications)
March 2, 2009

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐
(Continued on following pages)
(Page 1 of 4 pages)

CUSIP No.	628464109	13D	Page	2	of	4 pages

1	NAME OF REPORTING PERSONS: Stephen E. Myers S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [ENTITIES ONLY]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		2,067,475

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		758,322**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,067,475

WITH	10	SHARED DISPOSITIVE POWER:

758,322**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,825,797

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.0%

14	TYPE OF REPORTING PERSON:

IN

*	Excludes 16,775 Common Shares held by Mr. Myers’ spouse, for which he disclaims beneficial ownership.

**	Mr. Myers shares voting power and dispositive power with respect to: (i) 253,021 Common Shares held by The Louis S. Myers & Mary S. Myers Foundation (the “Foundation”), of which Mr. Myers is a trustee; (ii) 25,500 Common Shares held by Semantic Foundation (“Semantic”), of which Mr. Myers is a trustee; and (iii) 479,801 Common Shares held by MSM & Associates, LP (the “Partnership”), of which Mr. Myers is a shareholder of the Partnership. Mr. Myers may be deemed to have beneficial ownership of the shares held by the Foundation, Semantic and the Partnership as a result of his position with such organizations, although Mr. Myers disclaims beneficial ownership of such shares to the extent he does not hold a pecuniary interest with respect to such shares.

     This Amendment No. 2 is filed by Stephen E. Myers and amends the Schedule 13D previously filed by Mr. Myers with the Securities and Exchange Commission (the “SEC”) on February 12, 1999 and later amended on April 24, 2007 (“Schedule 13D”), relating to the common stock, no par value per share (the “Common Shares”) of Myers Industries, Inc. (“Myers” or the “Issuer”). The purpose of this Amendment No. 2 to Schedule 13D is to amend the “Purpose of the Transaction” and the “Interest in Securities of the Issuer” sections of the Schedule 13D filed by Mr. Myers. The information below supplements the information previously reported.
      Item 2. Identity and Background.
      Mr. Myers is Director and Chairman of the Board of Directors of Myers. As of May 1, 2005, Mr. Myers no longer was the President and Chief Executive Officer of Myers.
     Item 4. Purpose of Transaction.
     In connection with the termination of the merger agreement by and among MYEH Corporation, a Delaware corporation (the “Parent”), MYEH Acquisition Corporation, an Ohio corporation, and the Issuer (the “Merger Agreement”) on April 3, 2008, the voting agreement between Stephen E. Myers, Mary S. Myers, Semantic Foundation, Louis S. Myers & Mary S. Myers Foundation and MSM & Associates Limited Partnership and Parent, dated as of April 24, 2007 (the “Voting Agreement”) terminated in accordance with its terms.
     The foregoing statement is subject to, and qualified in its entirety by, the full text of the Merger Agreement and the Voting Agreement, which were filed as Exhibit 1 and Exhibit 2, respectively, to the Schedule 13D previously filed by Mr. Myers on April 24, 2007, and are incorporated herein by reference.
     Item 5. Interest in Securities of the Issuer.
     (a) Items 7 through 11 and 13 of the cover page of this Schedule 13D which relate to the ownership of Common Shares by Mr. Myers are hereby incorporated by reference in this response.
     (b) Items 7 through 10 of the cover page of this Schedule 13D which relate to Mr. Myers’ voting and dispositive power with respect to the Common Shares which he beneficially owns are hereby incorporated by reference in this response.

     (d) Not applicable.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
      Mr. Myers no longer has any understandings, arrangements, relationships of contracts relating to the Issuer’s Common Shares which are required to be described hereunder.
     Item 7. Materials to be Filed as Exhibits.
     None.
SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2009	/s/ Stephen E. Myers

STEPHEN E. MYERS

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